EXHIBIT Q

Carpenter and Talley Receive Request from Justice Department for Additional Information on Talley Offer

            Business Wire via Dow Jones

               READING, Pa. and PHOENIX--(BUSINESS WIRE)--Oct. 20, 1997-- - - Carpenter Technology Corporation (NYSE:CRS) and Talley Industries Inc. (NYSE:TAL) announced Monday that they have received a request from the U.S. Department of Justice for additional information under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with Carpenter's tender offer for Talley.

               Carpenter and Talley said that they are proceeding as quickly as possible to comply with the Justice Department's request, which will extend the Hart-Scott-Rodino waiting period until 10 days after the date on which Carpenter complies with the request, unless the Justice Department decides to terminate the waiting period earlier.

               The tender offer will not be consummated until, among other things, the expiration or termination of the Hart-Scott-Rodino waiting period.

               As announced on Sept. 26, 1997, Carpenter has initiated an all-cash tender offer for all outstanding shares of common and preferred stock of Talley at a price of $12.00 per share of common stock, $11.70 per share of Series A convertible preferred stock and $16.00 per share of Series B $1 cumulative convertible preferred stock.

               Carpenter Technology Corporation, headquartered in Reading, Pennsylvania, manufacturers and distributes high performance alloys such as specialty steel and titanium, and various engineered products. In fiscal year 1997 (ended June 30) Carpenter had revenues of $939 million.

               Talley Industries Inc. headquartered in Phoenix, designs, manufactures and supplies specialized industrial, commercial and aerospace products and services, including stainless steel bar and wire rod, high reliability electronic components. In calendar 1996, Talley had revenues of $502.7 million.

            Contact:    Carpenter Technology Corp.
                        Cathy Bower, 610/208-2639
                        Robert Ferris, 212/715-1573
                                   or
                        Talley
                        Mark Dickerson, 602/957-7711



15:05 EDT   October 20, 1997